REVISED MAY 2014

SILVER STANDARD RESOURCES INC.
CODE OF BUSINESS CONDUCT AND ETHICS

REVISED MAY 2014

REVISED MAY 2014

SILVER STANDARD RESOURCES INC.
CODE OF BUSINESS CONDUCT AND ETHICS

I.	Our Vision, Strategic Objectives and Behaviors
Our Vision
Silver Standard will be one of the world’s premier mining companies, providing exceptional shareholder value by delivering excellence in all that we do.
Our Strategic Objectives
Our Behaviors
At Silver Standard, we believe that behaviors support our vision and shape our culture. The behaviors by which we deliver excellence are:
Acting like an owner
Successful ownership requires extraordinary commitment and energy that naturally instills a sense of pride. Silver Standard is your company, it is our company. Its success is your success. We all take initiatives and do the things an owner would do even if it is not in our job description. The bar is high and we hold ourselves individually accountable for our actions. Silver Standard’s reputation is paramount and we act with integrity to protect it at all times. Because Silver Standard is your company, you care deeply for its people and how we are viewed by shareholders and our communities.

CODE OF BUSINESS CONDUCT AND ETHICS	REVISED MAY 2014

Continuous Improvement
We can always do better. We will continually look to improve process and add value. In all parts of our business we will look to how we can do more with less and think differently in all our solutions. We will do this every day and on every task. We look at mistakes as great opportunities to learn and find a better way of achieving success. We approach our business with clarity, simplicity and energy that will set us above the competition.
Team Work
The power of a team working together cannot be beaten. Individual excellence is a requirement and when working together, outstanding results are achieved. We have a common purpose, teamwork is built on open communication, genuine co-operation and respect. We work hard on the team to get the right results. We encourage positive input and commit that team members all play their part, no passengers. Feedback is given and accepted with the purpose of making our team better. The result is a spirit and vitality unique to Silver Standard.
Accountability Trust & Verification
With accountability comes responsibility, the best decisions come from involving the right people. We trust our people and they in turn welcome transparency and seek input from both line and functional experts to make good business decisions. Good governance is key to a successful organization and we are all working to the same goal. We provide oversight and guidance to our business through verification of how and what we achieve, this is key for our success.
Delivering Results
Silver Standard’s success is based on what we deliver as measured by our shareholders. Success requires us to passionately plan, execute with a sense of urgency and focus on detail in all we do. How we do things is important and we know that delivery matters. We will deliver results by finding new opportunities, building and operating mines and excelling in all the functions of our business.

II.	Introduction to this Code
We have established this Code of Business Conduct and Ethics (this “Code”) to guide us in advancing each of the vision, strategic objectives and behaviors noted above. This Code is intended to deter wrongdoing and promote the highest standards of integrity and accountability in the conduct of our business and the achievement of each of the following objectives:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our public communications and in the reports and documents that we submit to regulatory authorities;

•	compliance with all applicable government, regulatory and stock exchange laws, rules and regulations;

CODE OF BUSINESS CONDUCT AND ETHICS	REVISED MAY 2014

•	prompt internal reporting of violations of this Code to an appropriate person or persons identified herein; and

•	accountability for adherence to this Code.
Application of this Code
This Code applies to all of our directors, officers and employees. In this Code, these individuals are referred to as “you” or “your,” and Silver Standard Resources Inc. and our subsidiaries, affiliates and joint ventures, wherever located, are referred to as “Silver Standard,” “we,” “our” or “us.” For the purposes of this Code, references to the “Board” refer to the Board of Directors of Silver Standard.
What is Expected of You
Everyone
As directors, officers or employees of Silver Standard, we expect you to:

•	understand the requirements of your position, including our expectations and the laws, rules and regulations that apply to your activities on behalf of Silver Standard;

•	become familiar and comply with this Code, our other policies, procedures and standards and all applicable laws, rules and regulations that apply to your activities on behalf of Silver Standard;

•	use reasonable efforts to ensure that all of our contractors, consultants, agents and representatives understand and comply with our policies, procedures and standards;

•	participate in any compliance training we may conduct from time to time; and

•	report any violation of this Code of which you become aware.
Supervisors (or Managers)
Although every employee is expected to uphold this Code, supervisors (or managers) have a special responsibility to promote an ethical and compliant workplace. Supervisors (or managers) must lead by example, while remaining watchful for potential misconduct. If you are a supervisor (or manager), you must fully understand this Code, be able to explain and discuss it with those who report to you, and encourage others to come forward with concerns. This includes taking the time to listen to others’ concerns and questions, developing a relationship of trust with other employees, and reporting acts of misconduct. You must ensure that the employees you supervise feel confident that they can discuss their questions and concerns with you without fear of retaliation.
Complying with this Code
This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide you in the conduct of business on behalf of Silver Standard. This Code is intended to operate alongside the specific policies we refer to in this Code, as well as any additional policies, procedures or standards we may establish from time to time.

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In some situations, it may be difficult to know if a violation of this Code would occur, has occurred or is occurring. This Code cannot anticipate every situation that will arise, and so it is important to know how to approach new questions or problems. The following are steps to keep in mind when facing a question of ethics:

•	Understand the facts. In order to reach the right solution, it is important that you understand the facts.

•	Review Silver Standard’s policies. Remain knowledgeable about our policies, procedures and standards.

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Ask yourself what you are being asked to do. This will help you focus on the specific conduct at issue and the alternatives available to you. Is the proposed action illegal or does it seem unethical or improper? Will it reflect well on Silver Standard, our stakeholders and you? How would it appear to others and would you want to read about it in the newspaper? Use your judgment and common sense in all cases.

•	Clarify your responsibility and role. In many situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved to discuss the problem.

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Always ask before acting. If you are ever uncertain about a course of conduct, or if you have any questions about the application of this Code to particular circumstances, whether as a result of a potential conflict between its provisions and any of our other specific policies, procedures and standards, or otherwise, ask for guidance from your immediate supervisor, Country Manager (if applicable), Compliance Officer or Chair of the Audit Committee before acting.

•	Report. If you have any concern that there has been a violation of the law or this Code, immediately report it to any of the contacts identified in Section XXIII “Reporting Code Violations.”
Training
Silver Standard will educate all new directors, officers and employees about the matters contemplated by this Code and, on an on-going basis, will ensure that all directors, officers and employees are aware of their obligations to comply with it.
Periodic Review of this Code
When your employment or association with Silver Standard begins, you must sign an acknowledgement form confirming that you have read and understand this Code and agree to abide by its provisions. You will be asked to make similar acknowledgements and participate in training on a periodic basis.
Failure to read or understand this Code, sign any acknowledgement form or participate in training does not excuse you from compliance with this Code.

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III.	Accountability for Compliance with this Code
You will be held accountable for complying with this Code. Violations of this Code or any of our other policies, procedures or standards may subject you to discipline by Silver Standard up to and including dismissal or a potential civil lawsuit against you. In addition, the violation of laws, rules or regulations may result in your criminal prosecution or other enforcement proceedings.

IV.	Administration of this Code
Our Board of Directors has approved the standards of business conduct and ethics contained in this Code. The Board and the Audit Committee oversee compliance with this Code, which may be updated from time to time to reflect changes in the legal and regulatory framework applicable to Silver Standard, the business practices within our industry, Silver Standard’s own business practices and the prevailing ethical standards of the communities in which we operate.
Our Compliance Officer is responsible for the administration of this Code. The Compliance Officer will be a member of the internal Legal Department designated as such by the Chief Executive Officer from time to time. All determinations and interpretations by the Compliance Officer will be final and not subject to further review. If the Compliance Officer is not available, issues related to the administration of this Code should be directed to the Chair of the Audit Committee.
Dissemination
A copy of this Code will be provided in the appropriate language to all Silver Standard personnel. This Code will also be maintained online on our intranet website.
Questions and Guidance
If you are an employee and have any questions about this Code or need guidance regarding any course of conduct, you should first raise the matter with your immediate supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making and resolution process. Remember that it is your supervisor’s responsibility to help solve problems. However, if you are genuinely not comfortable raising the matter with your immediate supervisor, or you do not believe he or she will deal with, or has dealt with, the matter properly, you should raise the matter with your Country Manager (if applicable) or the Compliance Officer. Directors and officers should direct any questions or concerns about this Code directly to the Compliance Officer or the Chair of the Audit Committee.

V.	Accounting Policies
Silver Standard will make and keep books, records and accounts which present accurately, fairly and in reasonable detail all transactions, including any disposition of our assets.
Accounting procedures and controls are prescribed by, among other things, our policies, procedures and standards. You are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account. You are also prohibited from directly or indirectly manipulating an audit and from destroying or tampering with any record, document or tangible object with the intent of obstructing a pending or contemplated audit, review or investigation. Your involvement in any of these prohibited activities or other illegal conduct will subject you to government penalties as well as discipline by Silver Standard up to and including dismissal.

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You may not directly or indirectly:

•	make or cause to be made a false or misleading statement; or

•	omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading, in connection with the audit of financial statements by independent accountants, the preparation of any required reports, whether by independent or internal accountants, or any other work which involves or relates to the filing of a document with applicable securities regulatory authorities.

VI.	Compliance with Laws, Rules and Regulations
We are committed to compliance with the laws, rules and regulations by which we are governed, which includes all applicable laws, rules and regulations in every country and community in which we do business. We seek to conduct our business with integrity and, in doing so, strive to comply both with the letter and the spirit of applicable laws, rules and regulations. All illegal activities and conduct are prohibited, regardless of whether they are specifically identified in this Code. Where applicable laws do not govern a situation or where such laws are unclear or conflicting, you should discuss the situation with the Compliance Offer.
Some local laws, rules and regulations may conflict with Canadian and U.S. laws, rules and regulations, or this Code and/or our other policies, procedures and standards. Please consult with the Compliance Officer if you perceive any conflict with the local laws in your country.

VII.	Computer and Information Systems
Officers and employees may be provided with telephones and computer workstations and software, including network access to the Internet and e-mail, in order to perform their duties and responsibilities and to efficiently manage proprietary information in a secure and reliable manner. As with other assets of Silver Standard, you are responsible for the appropriate use of this equipment. Except for limited personal use of Silver Standard’s telephones and computer/e-mail that does not interfere with the performance of your duties and responsibilities, or as otherwise specified in our Information Technology Acceptable Use Policy, such equipment may only be used for business purposes. Subject to applicable local laws, officers and employees should not expect a right to privacy of their e-mail or Internet use. All e-mails or Internet use on our equipment will be subject to monitoring by Silver Standard. Unless prohibited by applicable laws, we reserve the right to access and disclose this information as necessary for business purposes, or in accordance with applicable laws and our Information Technology Acceptable Use Policy.

VIII.	Confidential Information
Our policy is to ensure that all operations, activities and business affairs of Silver Standard are kept confidential to the greatest extent possible unless and until public disclosure becomes appropriate or required by applicable laws, rules or regulations. Confidential information about Silver Standard belongs to us, must be treated with strictest confidence and, generally speaking, is not to be disclosed or discussed with others. Our procedures relating to proper disclosure of our confidential business information are set out in our Corporate Disclosure Policy.

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“Confidential information” includes all non-public information that might be of use to competitors or that might be harmful to the financial stability or competitive position of Silver Standard if disclosed. This information could relate to, among other things, our business, potential property acquisitions, exploration, drilling and other technical results, mining methods or techniques, production, information relative to past, present and prospective customers and suppliers, joint ventures, financial data, marketing techniques, strategies and business plans and personal information concerning other directors, officers and employees of Silver Standard.
The unauthorized disclosure of our confidential information could impair its value to Silver Standard and provide competitors, suppliers or others an unfair advantage. You are responsible for safeguarding our information and complying with established security controls and procedures. All records, notes, memoranda and other documents of any kind whatsoever containing information of a confidential nature relating to Silver Standard made or compiled by you or made available to you prior to or during the term of your employment or association with Silver Standard, unless otherwise agreed to in writing, belong to Silver Standard. You must hold all such documents in trust solely for our benefit and deliver them to us on the termination of your employment or association with us or at any other time that we request.
You must maintain the confidentiality of all personal information provided to, or held by, Silver Standard and ensure that such personal information is not disclosed to other directors, officers or employees unless it is reasonably required by them to perform their jobs. You must not disclose such personal information to third parties unless required by applicable laws, rules or regulations (and then only to the extent required) or unless the informed consent of the relevant individual has been obtained. The obligation to preserve confidential information continues even after your employment or association with us ends.
The above provisions apply not only to our confidential information, but also to information received by Silver Standard under an obligation of confidentiality from third parties.
In addition, as part of your employment duties with Silver Standard, you may have access to personal information about co-workers, vendors, suppliers and customers. This information must be kept confidential and communicated only to those who require it to perform their duties and responsibilities with Silver Standard. Personal information must be dealt with in accordance with all applicable privacy laws.

IX.	Conflicts of Interest
You have a primary business responsibility to Silver Standard and must avoid any activity that may interfere or conflict, or have the appearance of interfering or conflicting, with the performance of this responsibility. Business decisions must be based solely on the best interests of Silver Standard, without regard to personal, family or other extraneous considerations.
A conflict of interest exists when your private interest interferes with the interests of Silver Standard. Conflicts of interest can arise when your position or duties and responsibilities with Silver Standard present an opportunity for personal gain apart from the normal rewards of employment. They can also arise when your personal or family interests are, or may be viewed as being, inconsistent with those of Silver Standard and therefore may be viewed as creating conflicting loyalties. Such conflicting loyalties can cause you to give preference to personal interests, either internal or external, in situations where your responsibility to Silver Standard takes priority.

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You may not personally benefit from your employment or association with Silver Standard except through compensation or other approved benefits (including securities of Silver Standard) received directly from us. This prohibition does not apply to discounts offered by merchants that are generally available to all of our directors, officers and employees.
The appearance of a conflict of interest can be as damaging to Silver Standard as an actual conflict. You should conduct yourself at all times so as to avoid apparent conflicts.
The following are some examples of potential conflicts of interest:

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Gifts, Entertainment, Loans or Other Favours. You must not seek or accept personal gain from anyone soliciting business from, or doing business with, us or from any person or entity in competition with us if doing so might compromise, or appear to compromise, your ability to make objective business decisions in the best interest of Silver Standard. Examples of such personal gains are gifts, non-business-related trips, gratuities, favours, loans, loan guarantees, excessive entertainment or rewards. We must always use good judgment and moderation when offering and accepting such courtesies. While not encouraged, you may accept courtesies of an ordinary social amenity or if not excessive in value, provided it complies with all applicable laws, rules and regulations and is consistent not only with Silver Standard’s policies, procedures and standards but also the policies of the donor. However, before you accept any courtesy, you should ask yourself if you would feel comfortable telling your coworkers, family and the media about it. Likewise, you must not offer or provide anything to any person or organization for the purpose of influencing the person or organization in their business relationship with us. If you have asked for, offered or received an inappropriate courtesy, you should immediately disclose it to your supervisor, who should then report it to your Country Manager (if applicable) and the Compliance Officer.

You are expected to deal with those advisors or suppliers who best serve the needs of Silver Standard as to price, quality and service in making decisions concerning the use or purchase of goods or services. If you use our advisors or suppliers in a personal capacity, you are expected to pay market value for the goods and services provided.

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Family Members. Actions of family members may create a conflict of interest. For example, gifts to your family members by any of our suppliers are considered gifts to you and should be reported to your supervisor, who should then report it to your Country Manager (if applicable) and the Compliance Officer, as described above. Doing business for Silver Standard with organizations where your family members are employed or that are partially or fully owned by your family members or close friends may create a conflict of interest or the appearance of a conflict of interest. It is important that, if you are responsible for any decision relating to our business in which a family member or their company is also involved, that you notify your supervisor, who should then report it to your Country Manager (if applicable) and the Compliance Officer so that an impartial assessment can be made.

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For the purposes of this Code, “family members” include any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, persons in adoptive relationships with you, or domestic partner. Also included is any family member who lives with you or who is otherwise financially dependent on you, or on whom you are financially dependent.

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Outside Business Activities. As an officer or employee of Silver Standard, you should avoid employment outside Silver Standard which might conflict with your general duty of undivided loyalty to Silver Standard, or adversely affect your independent judgment, as well as your decisions or actions taken on our behalf. No conflict should exist between your private interests and your duties on behalf of Silver Standard. To ensure that officers and employees give their undivided loyalty to Silver Standard, you are discouraged from engaging in paid employment outside of Silver Standard without the permission of your supervisor and your Country Manager (if applicable), or an applicable Vice President of Silver Standard, and, in any event, you are strictly prohibited from engaging in paid employment that might conflict with the interests of Silver Standard. Officers and employees must also obtain the written consent of the Compliance Officer for all professional activities (such as service in professional associations and on boards of directors) which ensue from your duties or status at Silver Standard or which would require attention during the working day.

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Financial Interests. Investments of greater than 1% of total outstanding ownership in a company could create a conflict of interest if the investment is in a company that is a competitor, supplier, customer or other related party of ours. Factors other than the percentage of the investment also have an impact, such as your ability to affect the company’s decisions and your access to confidential information of that company. You must immediately disclose any of these situations to your supervisor, who should then report it to your Country Manager (if applicable) and the Compliance Officer so that they may be properly evaluated and resolved.

Employees should report any actual or potential conflict of interest, involving yourself or others that you become aware of, to your supervisor, who should then report it to your Country Manager (if applicable) and the Compliance Officer so the situation can be evaluated and resolved appropriately. Officers and directors should report any actual or potential conflict of interest involving yourself or others that you become aware of to the Compliance Officer or, if the Compliance Officer is unavailable, the Chair of the Audit Committee. While an actual or potential conflict of interest is not necessarily a violation of this Code, failing to disclose it is.

X.	Corporate Opportunities
You may not take personal advantage of, or obtain personal gain from, an opportunity learned of or discovered during the course and scope of your employment or association when that opportunity could be of benefit or interest to Silver Standard. In addition, you may not compete with Silver Standard or use our property, information or position for personal gain. You have a duty to Silver Standard to advance our legitimate business interests when the opportunity to do so arises.

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XI.	Protection and Use of Silver Standard Assets
You must protect Silver Standard’s assets and ensure their efficient use for legitimate business purposes. Our assets must be stored on Silver Standard property or with agents appropriately selected for that purpose. You are personally accountable for Silver Standard’s funds and other property over which you have control. No Silver Standard funds or other property may be used for any unlawful purpose, such as to secure special privileges or benefits through the payment of bribes or other illegal payments. See Section XVI “Dealing with Public or Government Officials and Political Contributions” and please consult our Anti-Corruption Compliance Policy for information on related issues.
You may not engage in any act that involves theft, fraud, embezzlement, misappropriation or wrongful conversion of any property, including our property, regardless of whether or not such act could result in a criminal proceeding. Any such act will result in discipline up to and including dismissal. This prohibition includes unauthorized use of our communications equipment, computers and related facilities or other assets of Silver Standard.
While on Silver Standard business, you must also adhere to our Global Travel, Expense Reimbursement and Well Being Policy and all other policies, procedures and standards relating to money spent for travel expenses or for business entertainment.
XII.    Record Retention
We have established record retention procedures which require records created or received in the normal course of business to be retained for certain periods of time. A record is any information, regardless of physical format, which has been created or received in the transaction of our business. Physical format of a record can include, among other things, hard or electronic copy, magnetic tape, disk, audio or video recording or optical image. Each department is responsible for the maintenance, retrieval, transfer and destruction of its records in accordance with our Records Management and Retention Policy. You are required to comply with the procedures and schedules included in such policy.
The alteration, destruction or falsification of records may constitute a criminal act. Destroying or altering records with the intent to obstruct a pending or anticipated government proceeding is a criminal act and could result in significant fines and imprisonment. The destruction or falsification of records in other contexts can result in a violation of applicable securities or other laws.
Before any records are destroyed, you must consult our Records Management and Retention Policy and abide by its terms. If the procedure is not clear, questions arise or there is a pending, threatened or anticipated litigation, government investigation, subpoena or other official proceeding that may involve records within your control, you should immediately notify the Compliance Officer, who will provide you with instructions regarding the preservation of documents until further notice.

XIII.	Disclosure Principles and Policy
Our reputation and continued success depend on our accurate, complete and timely disclosure of information about Silver Standard in our financial and non-financial disclosures and filings with the applicable securities regulatory authorities. We expect you to comply with our Corporate Disclosure Policy to ensure that we meet this obligation.
Any other reports or information provided on our behalf to federal, provincial, territorial, state, local or foreign governments must also be accurate and complete. You are required to assist us in providing reports and information that meet this standard. Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations applicable to us.

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XIV.	Insider Trading
If you are aware of material, non-public information concerning Silver Standard, you are prohibited by applicable laws from:

•	buying or selling any of our securities (or derivatives relating to such securities), whether directly or indirectly through family members or other persons or entities or otherwise; or

•	disclosing such information to others outside of Silver Standard.
Please consult our Insider Trading Policy for further details regarding these issues and additional requirements.

XV.	Fair Dealing with Others
We seek to achieve continued success and obtain competitive advantages through superior performance, not through illegal or unethical business practices. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair or deceptive practice.

XVI.	Dealing with Public or Government Officials and Political Contributions
Silver Standard’s funds, other resources or services must not be used to induce any public or government official, in any country, to do any action in violation of, or refrain from doing, his or her lawful duty. For the purposes of this Code, a “government official” includes any officer or employee of any level of government or any communal indigenous or tribal council or similar representative body, any officer or employee of a government-owned or government-controlled enterprise, any official of a foreign political party, any candidate for a foreign political office, any employee or official of a public international organization, and any other person who acts at the instruction or for the benefit of any of the foregoing persons.
You must conduct your relationship and interaction, if any, with government officials and employees in compliance with this Code, our Anti-Corruption Compliance Policy and all of our other policies, procedures and standards and all applicable laws, rules and regulations in such a way that the integrity and reputation of Silver Standard, the government and government officials would not be brought into question for any impropriety or wrongdoing, whether intentional or unintentional. You are strictly forbidden from offering, promising, authorizing, or giving, directly or indirectly, money, gifts, hospitalities, loans, rewards, bribes, favours or anything of value to any government official, agent or other intermediary with the intention of influencing the government official’s decision-making with respect to obtaining or retaining business, to obtain an improper advantage, or for any other improper purpose. In addition, you must not directly or indirectly offer, promise, provide or authorize any form of bribe or other improper incentive to any person on our behalf (whether or not they are a government official), or accept a bribe or other improper incentive from anyone in order to advance Silver Standard’s interests.
You must also comply with all laws, rules and regulations that govern international trade operations. Some countries’ laws prohibit persons and businesses from participating in or cooperating with international trade embargoes or sanctions that have been imposed by other countries. If you receive a request of this sort, immediately report it to your supervisor, who should then report it to your Country Manager (if applicable) and the Compliance Officer.

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You must not make any use of Silver Standard, personal or other funds or other resources on behalf of Silver Standard for political or other purposes which are improper or prohibited by applicable laws, rules or regulations. These actions are also subject to our Anti-Corruption Compliance Policy. Contributions to political parties and to candidates for public office may be permitted only to the extent allowed by applicable laws, rules and regulations and require the prior written approval of the Chair of the Board or the President and Chief Executive Officer. This Code does not restrict your participation in the political process in your individual capacity consistent with the law. However, you are prohibited from using your position with Silver Standard, or Silver Standard’s assets, to attempt to influence others in their personal decisions to support particular political parties or candidates.

XVII.	Charitable Donations
We are committed to protecting the welfare of the people and the natural environment affected by our business activities. To further this goal, from time to time Silver Standard contributes to bona fide charities that promote the well-being of the communities in which we do business. However, charitable giving presents corruption risks, in that donations could, in certain circumstances, be considered to be a disguise for bribery. For example, making a donation to a government official’s preferred charity in exchange for favourable action by that official could be construed as a bribe.
If your Country Manager has an approved budget and related scope of activities for a charitable contribution, no other prior approval is required. If there is no approved budget and related scope of activities, you must obtain written approval from your Country Manager (if applicable) and our Compliance Officer before making a charitable contribution on behalf of Silver Standard.

XVIII.	Health and Safety
Occupational health and safety is recognized by Silver Standard as a key priority. We are committed to the well-being of our employees by creating and maintaining a safe working environment. Our goal is to instill in everyone an awareness of risk and a sense of interconnectivity with respect to the decision-making of individuals and the consequences for others. It is our policy to comply with all applicable health and safety laws, rules and regulations.
You are expected to comply with our Safety Policy and any other applicable internal policies, programs, standards and procedures as well as all applicable health and safety laws, rules and regulations. Please report any accidents, injuries or unsafe equipment, practices or conditions immediately to your supervisor if you have not already done so.

XIX.	Environment
Silver Standard is committed to a policy of sustainable resource development which embodies the protection of human health and the natural environment. In Canada and internationally, we will comply with regulatory requirements and diligently apply appropriate methodologies to protect the environment throughout our exploration, development, mining, processing and closure activities.
Our environmental obligations include, but are not limited to, obtaining and maintaining all environmental permits and approvals required for the conduct of our operations, the proper handling, storage and disposal of regulated materials and the timely and accurate submission of required reports to the appropriate government agencies.

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You are expected to comply with our Environmental Policy and any other applicable internal policies, programs, standards and procedures as well as all applicable environmental laws, rules and regulations. Once you have complied with all immediate legal reporting requirements and internal reporting procedures, please report any environmental issues immediately to your supervisor if you have not already done so.

XX.	Prohibited Substances
While on our premises or otherwise conducting business on our behalf, you are prohibited from using alcoholic beverages, illegal drugs or other prescribed substances, including legal drugs which may impair the ability to perform your work duties and responsibilities, other than the consumption of alcoholic beverages at a Silver Standard event duly authorized by the most senior officer in attendance. In those limited circumstances in which the consumption of alcoholic beverages is permitted, we expect that you will act in accordance with this Code in all regards and that you will not take any action to compromise your own safety or the safety of any of our personnel or guests. You are also prohibited from reporting to work while under the influence of alcohol or illegal drugs.
You are prohibited from possessing or using firearms, weapons or explosives on our property unless specifically required to do so to perform your duties and responsibilities or as otherwise authorized by your Country Manager.

XXI.	Community Relations
We are committed to conducting our business responsibly with the communities in the areas in which we operate. Our community relations program is based on open and frequent communication with the members of communities where we operate and a cooperative approach to undertaking appropriate community support activities that promote long-term economic and social benefits. All community support activities must be examined for legitimacy to ensure that they benefit the general community and not specific individuals or interests. Such activities must be structured and monitored to ensure that the benefits reach their intended recipients. By continually reaching out to the communities surrounding our projects, we can meet our operational goals while being a good corporate neighbour. We expect you to reflect this commitment in your work on behalf of Silver Standard and to respect the different cultures and the dignity and rights of individuals in all countries where we carry out our activities.
If your Country Manager has an approved budget and related scope of activities for the community support activities, no other prior approval is required. If there is no approved budget and related scope of activities, you must obtain written approval from your Country Manager (if applicable) and our Compliance Officer before providing any community support activities on behalf of Silver Standard.
There may be circumstances that require immediate action by Silver Standard to assist a local community in an emergency, such as assisting in making local roads safe after inclement weather, where there is no opportunity for prior approval of a budget and related scope of activities. If any such community support is provided, it must be reported to your Country Manager (if applicable) and our Compliance Officer as soon as possible.

XXII.	Respectful Workplace
Respect for the rights and dignity of others is an integral part of Silver Standard’s commitment to the individual and promoting a positive work environment. To facilitate and recognize respect and contribution among our employees, we have established the following standards with respect to our objectives:

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•	to attract and retain a highly talented workforce;

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not to discriminate in violation of any applicable laws, rules or regulations including on the basis of race, religion, ethnicity, national origin, colour, gender, age, sexual orientation, citizenship, marital status, pregnancy or disability or any other legally-protected characteristic;

•	to encourage development of skills through training, education and job opportunities;

•	to encourage open dialogue in the workplace and opportunities for feedback at all levels;

•	to prohibit harassment in the workplace consistent with all applicable laws, rules and regulations;

•	to make the safety and security of our employees a priority; and

•	to respect all workers’ rights to dignity and personal privacy consistent with all applicable laws, rules and regulations.
Please consult our Respectful Workplace Policy for further details regarding these issues and additional requirements.

XXIII.	Reporting Code Violations
You should be alert and sensitive to situations that could result in actions that might violate any laws, rules or regulations or the standards of conduct set out in this Code. If you believe your own conduct or that of a fellow employee may have violated any such laws, rules or regulations or this Code, or that such a violation will occur, you should report the matter, in as much detail as possible, to facilitate an appropriate investigation and in accordance with this Code and/or our Whistleblower Policy.
If you are an employee, you should raise the matter with your immediate supervisor. However, if you are genuinely not comfortable raising the matter with your immediate supervisor, or you do not believe he or she will deal with, or has dealt with, the matter properly, you should raise the matter with your Country Manager (if applicable) or the Compliance Officer.
Alternatively, reports may be made in accordance with our Whistleblower Policy by letter or email, as follows:

In writing:	Confidential Employee Concern
Attention: Chair of The Audit Committee
c/o Silver Standard Resources Inc.
P.O. Box 49088
Suite 800 – 1055 Dunsmuir Street
Vancouver, BC V7X 1G4
By email:	compliance@silverstandard.com

CODE OF BUSINESS CONDUCT AND ETHICS	REVISED MAY 2014

Directors and officers should report any potential violations of this Code to the Compliance Officer or the Chair of the Audit Committee. The most important point is that possible violations should be reported, and we support all means of reporting them, provided they are reported in good faith.
If you wish to report a suspected violation of this Code anonymously, you may do so in accordance with our Whistleblower Policy.
Non-Retaliation for Reporting
Silver Standard will not allow retaliation against any person for reporting in good faith any concern regarding compliance with this Code or any other potential illegal or unethical conduct. Making a report in “good faith” means that you provide all of the information you know and believe to be true. Retaliation will result in discipline up to and including dismissal and may also result in criminal prosecution to the extent applicable.
If an individual making a report was involved in improper activity, he or she may also be appropriately disciplined even if he or she was the one who disclosed the matter to us. In these circumstances, we may consider the conduct of the reporting individual in reporting the information as a factor which may lessen the severity of any disciplinary action taken against him or her.
In making a report, you should exercise due care to ensure the accuracy of the information disclosed. If, after investigation, a matter reported under our Whistleblower Policy is found to be without substance and to have been made not in good faith but for malicious or frivolous reasons, the reporting individual could be subject to disciplinary action up to and including dismissal. Where we are unable to confirm the accuracy of matters reported under this Code, the conclusions of the investigation will be made known both to the reporting individual and to the person(s) against whom any allegation was made in the report. The finding that we were unable to confirm the accuracy of the allegations will be made a part of the record.

XXIV.	Amendment and Waiver
This Code may only be amended, and a waiver of any part of this Code for any director or officer may only be granted, with the approval of the Board or the Audit Committee. Amendments and waivers of this Code shall be disclosed to the extent and in the manner prescribed by applicable laws, rules or regulations.
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